Exhibit 99.1

ABN 82 010 975 612

2806 Ipswich Road Darra
Queensland 4076 Australia
Telephone: + 61 7 3273 9133
Facsimile: + 61 7 3375 1168
www.progen-pharma.com

Mr Patrick McCarthy

Adviser, Listings Compliance

ASX Compliance Pty Ltd

20 Bridge Street

Sydney NSW 2000

30 January 2014

Dear Patrick,

Response to ASX Price Query

We refer to your letter received today in relation to an increase in the price of the Company’s securities. We provide the following response to your queries:

1.	Is the Company aware of any information concerning it that has not been announced to the market which, if known by some in the market, could explain the recent trading in its securities?

	Answer:	No

2.	If the answer to question 1 above is yes, can an announcement be made immediately? If not, why not and when is it expected that an announcement will be made?

	Answer:	Not Applicable

3.	If the answer to question 1 is “no”, is there any other explanation that the Company may have for the recent trading in its securities?

Answer:

Other than information already publicly released by the Company, there is no other explanation of which the Company is aware that may explain the increase in price of the securities of the Company. However the Company believes that investors are becoming increasingly aware of the advancement of the Company’s late stage drug PI-88 under development by licensee Medigen Biotechnology Corporation. The most recent announcement and update was on 30 December 2013 “PATRON Trial Completes Patient Recruitment” advising that target enrolment of 500 patients for the phase III PATRON trial had been reached.

4.	Please confirm that the Company is in compliance with the Listing Rules and, in particular, Listing Rule 3.1

	Answer:	The Company is in compliance with the Listing Rules and in particular Listing Rule 3.1.

Yours sincerely

Mr Blair Lucas, Company Secretary

ASX Compliance Pty Limited
ABN 26 087 780 489
20 Bridge Street
Sydney NSW 2000
PO Box H224
Australia Square NSW 1215

Telephone 61 2 9227 0000
Facsimile 61 2 9227 0440
www.asx.com.au

30 January 2014

Mr Blair Lucas

Company Secretary

Progen Pharmaceuticals Limited

PO Box 2403

Toowong, QLD, 4066

By Email

Dear Blair,

Progen Pharmaceuticals Limited (the “Company”): ASX price query

We have noted a change in the price of the Company’s securities from a low of 39 cents on 28 January 2014 to a high of 45.5 cents on 30 January 2014.

In light of the price change, ASX asks you to respond separately to each of the following questions:

1.                                      Is the Company aware of any information concerning it that has not been announced to the market which, if known by some in the market, could explain the recent trading in its securities?

2.                                      If the answer to question 1 is “yes”:

a)                                     Is the Company relying on Listing Rule 3.1A not to announce that information under Listing Rule 3.1?

Please note that the recent trading in the Company’s securities would suggest to ASX that such information may have ceased to be confidential and therefore the Company may no longer be able to rely on Listing Rule 3.1A. Accordingly, if the answer to this question is “yes”, you need to contact us immediately to discuss the situation.

b)                                     Can an announcement be made immediately?

Please note, if the answer to this question is “no”, you need to contact us immediately to discuss requesting a trading halt (see below).

c)                                      If an announcement cannot be made immediately, why not and when is it expected that an announcemant will be made?

3.                                      If the answer to question 1 is “no”, is there any other explanation that the Company may have for the recent trading in its securities?

4.                                      Please confirm that the Company is in compliance with the Listing Rules and, in particular, Listing Rule 3.1.

When and where to send your response

This request is made under, and in accordance with, Listing Rule 18.7. Your response is required as soon as reasonably possible and, in any event, by not later than 2.00pm AEDT on Thursday, 30 January 2014. If we do not have your response by then, ASX will have no choice but to consider suspending trading in the Company’s securities under Listing Rule 17.3.

You should note that if the information requested by this letter is information required to be given to ASX under Listing Rule 3.1 and it does not fall within the exceptions mentioned in Listing Rule 3.1A, the Company’s obligation is to disclose the information “immediately”. This may require the information to be disclosed before the deadline set out in the previous paragraph.

ASX reserves the right to release a copy of this letter and your response on the ASX Market Announcements Platform under Listing Rule 18.7A. Accordingly, your response should be in a form suitable for release to the market.

Your response should be sent to me by a return e-mail. It should not be sent directly to the ASX Market Announcements Office. This is to allow me to review your response to confirm that it is in a form appropriate for release to the market, before it is published on the ASX Market Announcements Platform.

Listing Rule 3.1

Listing Rule 3.1 requires a listed entity to give ASX immediately any information concerning it that a reasonable person would expect to have a material effect on the price or value of the entity’s securities. Exceptions to this requirement are set out in Listing Rule 3.1A.

The obligation of the Company to disclose information under Listing Rules 3.1 and 3.1A is not confined to, nor is it necessarily satisfied by, answering the questions set out in this letter.

In responding to this letter, you should have regard to the Company’s obligations under Listing Rules 3.1 and 3.1A and also to Guidance Note 8 Continuous Disclosure: Listing Rules 3.1 — 3.1B.

Trading halt

If you are unable to respond to this letter by the time specified above, or if the answer to question 1 is “yes” and an announcement cannot be made immediately, you should discuss with us whether it is appropriate to request a trading halt in the Company’s securities under Listing Rule 17.1.

If you wish a trading halt, you must tell us:

•              the reasons for the trading halt;

•              how long you want the trading halt to last;

•              the event you expect to happen that will end the trading halt;

•              that you are not aware of any reason why the trading halt should not be granted; and

•              any other information necessary to inform the market about the trading halt, or that we ask for.

We may require the request for a trading halt to be in writing. The trading halt cannot extend past the commencement of normal trading on the second day after the day on which it is granted.

You can find further information about trading halts in Guidance Note 16 Trading Halts & Voluntary Suspensions.

If you have any queries or concerns about any of the above, please contact me immediately.

Yours sincerely

[Sent electronically without signature]

Patrick McCarthy

Adviser, Listings Compliance